Benetton Group SpA
Calendar of Company's events for 2003

Ponzano, January 10, 2003 - Benetton Group SpA hereby announces its financial calendar for 2003, which details when the Company's accounts will be examined by the Board of Directors and by the Shareholders' Meeting:

Board of Directors Meetings

➢ **March 28, 2003:**   proposed balance sheet as of December 31, 2002

➢ **May 12, 2003:**   quarterly report as at March 31, 2003

➢ **September 11, 2003:**   half year report as at June 30, 2003

➢ **November 13, 2003:**   quarterly report as at September 30, 2003

Pursuant to art. 82.2 of the Consob Regulation n. 11971/1999, the Company intends to avail itself of the exemption from publication of the quarterly reports as of December 31, 2002 and as of June 30, 2003.

General Shareholders' Meeting for the annual results for the year ended December 31, 2002

➢ **May 12, 2003:** 1st calling
➢ **May 13, 2003:** 2nd calling

Conference calls and/or meetings presenting the reports to financial analysts and institutional investors will be held the same day of their approval from the Board of Directors.

Any changes to the above arrangements will be notified to the market in due time.

The calendar can be found on the Company's internet web site at www.benetton.com.